UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cubic Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

229669106

(CUSIP Number)

John D. Thomas

Walter J. and Betty C. Zable Foundation

Treasurer

c/o Magill & Company

1660 Hotel Circle North/Suite 710

San Diego, CA 92108

(858) 505-2989

(Name, address and telephone number of person authorized to receive notices and communications)

 August 28, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 229669106		SCHEDULE 13G

1.	Name of Reporting Person Walter J. and Betty C. Zable Foundation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,493,299 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,493,299 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,299 (1)

10.	Check box if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 5.6% (2)

12.	Type of Reporting Person CO

(1) Represents 1,493,299 shares held by the Walter J. and Betty C. Zable Foundation (the “Foundation”).  The Foundation is a corporation exempt from taxes under Section 501(c)(3) of the Internal Revenue Code.  There are four trustees of the Foundation with shared voting and dispositive powers over the shares.  None of the trustees has a pecuniary interest in the shares held by the Foundation and each of the trustees disclaims beneficial ownership of the shares held by the Foundation.  Two of the trustees, John D. Thomas and William W. Boyle, are executive officers of the Issuer.

(2) Based on 26,736,307 shares of common stock of Cubic Corporation outstanding as of July 22, 2013, as reported in Cubic Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed on August 1, 2013.

CUSIP No. 229669106			SCHEDULE 13G

Item 1.
	(a)	Name of Issuer: Cubic Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 9333 Balboa Avenue San Diego, CA 92123

Item 2.
	(a)	Name of Person Filing Walter J. and Betty C. Zable Foundation
	(b)	Address of Principal Business Office or, if none, Residence c/o Magill & Company 1660 Hotel Circle North/Suite 710 San Diego, CA 92108
	(c)	Citizenship California
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 229669106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 229669106	SCHEDULE 13G

Item 4.	Ownership.
(a) Amount beneficially owned: 1,493,299 (1)
(b) Percent of class: 5.6% (2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,493,299
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of|: 1,493,299
(iv) Shared power to dispose or to direct the disposition of: None

(1) Represents 1,493,299 shares held by the Walter J. and Betty C. Zable Foundation (the “Foundation”).  The Foundation is a corporation exempt from taxes under Section 501(c)(3) of the Internal Revenue Code.  There are four trustees of the Foundation with shared voting and dispositive powers over the shares.  None of the trustees has a pecuniary interest in the shares held by the Foundation and each of the trustees disclaims beneficial ownership of the shares held by the Foundation.  Two of the trustees, John D. Thomas and William W. Boyle, are executive officers of the Issuer.

(2) Based on 26,736,307 shares of common stock of Cubic Corporation outstanding as of July 22, 2013, as reported in Cubic Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed on August 1, 2013.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2013	WALTER J. AND BETTY C. ZABLE FOUNDATION

	By:	/s/ John D. Thomas
	Name:	John D. Thomas
	Title:	Treasurer